Mail Stop 4561

September 23, 2008

Mr. Martin B. Kelly
Principal Financial Officer
Lehman Brothers Holdings E-Capital LLC I
745 Seventh Avenue
New York, NY 10019

> **Re:**   **Lehman Brothers Holdings E-Capital LLC I**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **File No. 333-129195-01**

Dear Mr. Kelly:

We have completed our review of the above referenced filing and have no further comments at this time.

Sincerely,

Kevin Woody
Branch Chief